AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON ^ JULY 9, 1999

                      REGISTRATION STATEMENT NO. 333-79955
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                       EXCALIBUR TECHNOLOGIES CORPORATION
             (Exact name of registrant as specified in its charter)

                          1921 Gallows Road, Suite 200
                             Vienna, Virginia 22182
                       Delaware (703) 761-3700 85-0278207
 (State or other  jurisdiction  of  (Address,  including  zip code,  and (I.R.S.
    Employer Identification Number) incorporation or organization) telephone number, including area code, of registrant's principal executive offices)

                                James H. Buchanan
                Chief Financial Officer, Secretary and Treasurer
                       Excalibur Technologies Corporation
                          1921 Gallows Road, Suite 200
                             Vienna, Virginia 22182
                                 (703) 761-3700
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                    Copy to:
                             Robert H. Werbel, Esq.
                         Heller Ehrman White & McAuliffe
                                711 Fifth Avenue
                            New York, New York 10022
                                 (212) 832-8300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of the Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities being offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] ^ The REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

 The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

     PROSPECTUS

                                 500,000 SHARES

                       EXCALIBUR TECHNOLOGIES CORPORATION

                                  COMMON STOCK

                            -------------------------


     The Selling Stockholders identified in this Prospectus may offer from time to time up to 500,000 shares of common stock of Excalibur Technologies Corporation (the "Shares"). We will not receive any proceeds from the sale of Shares by the Selling Stockholders. The Selling Stockholders have acquired the Shares offered by this Prospectus in private placement transactions. Registering these Shares will allow the Selling Stockholders to publicly sell or otherwise distribute their Shares.

     The Selling Stockholders may offer these Shares in one or more transactions on the Nasdaq National Market System at prices then prevailing, in negotiated transactions or otherwise. The Selling Stockholders and brokers through whom the sale of the Shares are made may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended. In addition, any profits realized by the Selling Stockholders or such brokers on the sale of Shares may be deemed to be underwriting commissions under the Securities Act. The price at which any of the Shares may be sold and the commissions paid in connection with any sale may vary from transaction to transaction. We will pay certain expenses of this offering.

     Our common stock is quoted on the Nasdaq Market System under the symbol "EXCA." On ^ July 8, 1999, the closing price of the common stock was ^ $12.50 per share.

                              -------------------------


     You should carefully consider the Risk Factors beginning on Page 5 of this Prospectus.

                             -------------------------


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              -------------------------



     The  date  of this  Prospectus  is ^________, 1999.

                                 TABLE OF CONTENTS

                                                                           Page
Where You Can Find More Information...........................................3
Our Business..................................................................4
Risk Factors..................................................................5
Use Of Proceeds......................................................  .......9
Selling Stockholders.........................................................10
Plan of Distribution.......................................................^ 12
Description of Capital Stock...............................................^ 14
Legal Matters..............................................................^ 15
Experts....................................................................^ 15

                       Where You Can Find More Information

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to our filed SEC documents. The information incorporated by reference is part of this Prospectus. Information we file with the SEC after we file this document will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

         (a) Our Annual Report on Form 10-K for the year ended January 31, 1999;

         (b) Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1999;

         (c) Our Current Report on Form 8-K filed February 19, 1999; and

         ^(d) Our Current Report on Form 8-K filed March 26, 1999.

         You may request a copy of these filings, at no cost, by writing or telephoning James H. Buchanan, Chief Financial Officer, Secretary and Treasurer at:

                       Excalibur Technologies Corporation
                                1921 Gallows Road
                             Vienna, Virginia 22182
                                 (703) 761-3700

         You should rely only on the information incorporated by reference or provided in this Prospectus and any prospectus supplement. We have authorized no one to provide you with different information. The Selling Stockholders are not authorized to make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable prospectus supplement.

                                  Our Business

         Excalibur Technologies Corporation designs, develops, markets and supports enterprise-wide, accurate, scalable and secure knowledge-retrieval and digital asset management software solutions. Our comprehensive suite of products includes Excalibur RetrievalWare, Excalibur RetrievalWare WebExpress, Excalibur RetrievalWare FileRoom, Excalibur Internet Spider, Excalibur EFS, Excalibur Visual RetrievalWare, Excalibur Screening Room and Excalibur Video Analysis Engine. Our products enable users to quickly capture, analyze, index, catalog, browse, access, search, retrieve and use relevant information residing on an enterprise's networks, intranets, extranets and the Internet. Our software delivers capabilities for real-time profiling and retrospective search, combined full-text and database searching, word meaning-based semantic searching, fault-tolerant pattern recognition-based searching, statistical searching and a full suite of traditional keyword and Boolean search techniques. Excalibur RetrievalWare, our flagship product, has a modular architecture that supports parallel processing on distributed, multi-threaded servers and is designed to support both very large databases and large information systems with thousands of users. It offers users a web-based unified view of all information assets and enables highly accurate search and retrieval over these assets. We offer our software to information systems for workgroups, enterprises and distributed wide area networks, including the Internet and World Wide Web. We also offer training, consulting and maintenance services to facilitate implementation and use of our technology.

         We license our software products directly to commercial businesses and government agencies throughout North America, Europe and other parts of the world and also distribute our software products to end users through license agreements with value-added resellers, system integrators, original equipment manufacturers and other strategic partners.

         On May 5, 1997, we acquired Interpix Software Corporation, located in Santa Clara, California, a privately owned company and developer of a commercial technology enabling the collection, indexing, management and presentation of multimedia data on the Internet and corporate intranets. The shareholders of Interpix received 275,000 shares of our common stock in exchange for all of the outstanding common stock of Interpix.

         In July 1995, we acquired ConQuest Software, Inc., a private company engaged in the business of providing natural language text management software tools. The acquisition was effected through our issuance of common stock and options to purchase common stock to the former ConQuest shareholders and option holders in exchange for all of the outstanding common stock of ConQuest.

         Our wholly owned subsidiary located in the United Kingdom, Excalibur Technologies International, Ltd conducts international sales activities.

         Excalibur was incorporated on February 11, 1980 as a New Mexico corporation and reincorporated on September 26, 1989 as a Delaware corporation. Our common stock is listed on The Nasdaq National Market System under the symbol "EXCA." Our principal executive offices are located at 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, telephone (703) 761-3700.

                                  Risk Factors

         Before you invest in shares of our common stock, you should be aware that there are various risks, including those described below. We urge you to carefully consider these risk factors together with all of the other information included in this Prospectus and the information incorporated in this Prospectus by reference before you decide to invest in shares of common stock.

         Some of the information in this Prospectus and the materials incorporated by reference into this Prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Prospectus. The risk factors noted in this section and other factors noted throughout this Prospectus, including certain known and unknown risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

         Marketing acceptance of products and historical operating losses. We believe that our future profitability will depend on our ability to effectively market existing and newly-developed software products through a balanced multi-channel distribution network. We cannot assure you that our costs to develop, introduce and promote enhanced or new products will not exceed our expectations, or that these products will generate revenues sufficient to offset these expenses. We have operated at a loss for each of the past three fiscal years. These losses reflect our expenditures associated with building a sales and marketing organization to sell new software products and further developing software products during these years. We plan to continue to invest in these programs and, accordingly, we cannot assure you that our operating losses will not continue in the future.

         Variability of Operating Results. Our quarterly operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter in the future, due to a variety of factors. In particular, our period-to-period operating results are significantly dependent upon the timing of the closing of large license agreements. Because purchasing our products often requires significant capital investment, our customers may defer or cancel their purchases. This means our sales can involve long sales cycles of six months or more. We have generally recorded a significant portion of our total quarterly license fee revenues in the third month of a quarter, with a concentration of these revenues occurring in the last half of that third month. This is in part because our customers tend to make significant capital expenditures at the end of a fiscal quarter. We expect these revenue patterns to continue. Despite these uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and are incurred on an approximately ratable basis throughout a quarter. As a result, if expected revenues are deferred or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be materially adversely affected.

         Use of Net Operating Loss Carryforwards. As of January 31, 1999, we had net operating loss carryforwards of approximately $67,957,000. The deferred tax assets representing the benefits of these carryforwards have been offset completely by a valuation allowance due to our lack of an earnings history. We incurred a net loss of $3,854,000 for the fiscal year ended January 31, 1999. Our accumulated deficit at January 31, 1999 was $55,798,000. The realization of the benefits of these carryforwards is dependent on sufficient taxable income in future fiscal years. Lack of future earnings or a change in our ownership could adversely affect our ability to utilize these carryforwards. Further, because there was a change in the ownership of ConQuest in fiscal year 1996, our ability to utilize carryforwards of approximately $3,233,000 relating to ConQuest may be limited. Despite the carryforwards, we may have income tax liability in future years due to the application of the alternative minimum tax rules of the United States Internal Revenue Code.

         Lack of patent protection. Although on August 24, 1998 we filed an application to obtain a patent on our multimedia document retrieval system, we have not yet obtained patents on any of our technology. We regard our software as proprietary, and we rely primarily on a combination of copyright, trademark and trade secret laws, employee confidentiality and invention assignment agreements, distribution and OEM software protection agreements and other intellectual property protection methods to safeguard our technology and software products. We also rely on our efforts to design and produce new products, and upon improvements to existing products, to maintain a competitive position in the marketplace. We cannot assure you that our technology will remain proprietary.

         Competition. Our business environment, and the computer software industry in general, are characterized by intense competition, rapid technological changes, changes in customer requirements and emerging new market segments. Our competitors include many companies which are larger and more established and have substantially more resources than we do. To compete effectively, we must make frequent new product introductions and enhancements while deploying our resources to take advantage of new business opportunities. We cannot assure you that we will be able to do this effectively in the future.

         Need to manage growth. Our future operating results will be affected by our ability to expand our product distribution channels and to manage our expected growth. Our future results may also be impacted by our ability to execute future acquisitions and integrate the operations of acquired companies with ours. Failure to meet any of these challenges could materially and adversely affect our future operating results.

         Dependence on Computer Manufacturers. Our software products are designed to work specifically with manufacturers' computer systems. We have no agreement, however, with any manufacturers of computers by which we may ensure that the computers will not be redesigned in a manner incompatible with our products.

         Dependence on Key Personnel. Our business is substantially dependent upon the active participation and technical expertise of our executive officers and key personnel. Our ability to maintain a competitive position in light of technological developments will depend, in large part, on our ability to attract and retain highly qualified personnel, of which there can be no assurance. We hold a $1 million life insurance policy on the life of Patrick C. Condo, our President and Chief Executive Officer.

         Need for Additional Capital. In order to finance our business operations, meet our debt obligations and continue our expansion strategy, we may need to obtain additional capital on a regular basis. We believe we can obtain additional capital by selling debt or equity securities and/or by borrowing money. If we cannot obtain additional capital when it is needed, then our financial condition and results of operations could be adversely affected.

         Voting Control by Principal Shareholder. Allen & Company Incorporated, certain of its officers and shareholders and certain persons who might be deemed to be related persons of Allen together beneficially owned approximately 27% of the outstanding shares of our common stock as of January 31, 1999. Accordingly, Allen may be deemed to be an "affiliate" of the Company within the meaning of the Securities Act of 1933. As a result of their ownership interest, Allen and these other persons may be able to effectively control the outcome of certain matters requiring a shareholder vote, including offers to acquire Excalibur and election of directors. In addition, Donald R. Keough, Chairman of our Board of Directors, is Chairman of the Board of Directors of Allen, and Richard M. Crooks, Jr., Chairman of the Executive Committee of our Board of Directors, is a director of and consultant to Allen.

         Authorization of Preferred Stock. Our Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our Common Stock. Although we have no present intention of issuing preferred stock, we cannot assure you that we will not issue any preferred stock in future.

         Certain Anti-Takeover Provisions. Certain provisions of our Certificate of Incorporation, our Stock Option Plans and Delaware law could have the effect, either alone or together, of making more difficult or discouraging an acquisition of Excalibur deemed undesirable by our Board of Directors. The existence of our authorized but unissued capital stock, together with Allen's possible continued voting control, could discourage an acquisition of Excalibur that is deemed undesirable by our Board of Directors. Under our stock option plans, in the event of a change in control, stock appreciation rights and limited stock appreciation rights outstanding for at least six months, as well any stock options which are not then exercisable, would become fully exercisable and vested. Our option plans may have the effect of significantly increasing the costs of acquiring Excalibur in a hostile takeover. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any person who becomes a 15% stockholder, under certain circumstances, within three years after such person became an "interested shareholder."

         Future Sales of Common Stock. A substantial number of our outstanding shares of common stock are "restricted securities" as that term is defined under Rule 144 under the Securities Act of 1933, which, under certain circumstances, may be sold without registration with the Securities and Exchange Commission under the Securities Act. As of April 30, 1999, a total of 2,975,744 shares of our common stock were reserved for issuance and registered for sale under our stock option plans. Although our 1989 Incentive Plan expired on April 26, 1999, we expect that it will be renewed by our stockholders at our 1999 annual meeting of stockholders on August 24, 1999 on substantially the same terms. Of these shares, 1,724,682 were exercisable as of April 30, 1999. In addition, as of April 30, 1999 183,834 shares of common stock were reserved for issuance under our employee stock purchase plan, which allows our employees to apply up to 10% of their paychecks to purchase shares of our common stock at 85% of current market value. We cannot predict the effect that sales of Common Stock made under Rule 144 or pursuant to these stock option and purchase plans or otherwise may have on the then-prevailing market price of our common stock.

         Year 2000 Compliance. We are currently working to ensure that all of our proprietary business systems and the third-party business systems we use will not fail or make miscalculations as a result of the Year 2000 date change. The failure of such systems, however, could directly and adversely affect our ability to provide our services or otherwise affect revenues, safety or reliability for such a period of time as to lead to serious or unrecoverable consequences. At the current time, our Year 2000 readiness plan anticipates that both our information technology and non-information technology systems and applications will be Year 2000 compliant in all material respects by early in the fourth quarter of fiscal year 2000. This assessment is based on our analysis to date and detailed findings at our Vienna, Virginia and Columbia, Maryland locations. We cannot assure you, however, that we will be able to achieve complete compliance based on our status to date. Since we are not dependent upon any single information technology or non-information technology system for the majority of our revenue, we do not believe that any single system's failure to be Year 2000 compliant would have a material adverse effect on our business. Contingency plans will involve the procurement of newer platforms for non-information technology systems and the temporary use of standardized commercial off-the-shelf replacement modules for information technology applications and business functions. While at present there are no indications that any contingency plans will be necessary or that there will be revenue disruptions, we cannot assure you that this will be the case. For a more complete discussion of the Year 2000 issue, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors that May Affect Future Results--Other Factors" in our Annual Report on Form 10-K for the fiscal year ended January 31, 1999, which is incorporated by reference into this Prospectus.

                                 Use Of Proceeds

         All of the net proceeds from the sale of the Shares covered by this Prospectus will go to the Selling Stockholders who offer and sell the Shares. We will not receive any proceeds from the sale of the common stock offered by the Selling Stockholders pursuant to this Prospectus.

                              Selling Stockholders

         On March 30, 1999 the Company sold 500,000 shares of its Common Stock to the investors listed below in a private placement at a price of $10 per share. The Company agreed as part of that transaction to file a registration statement with respect to such shares as soon as practicable after April 30, 1999.

         The following table sets forth the number of shares of outstanding common stock beneficially owned by the Selling Stockholders as of the date of this Prospectus, the aggregate number of shares of common stock that each Selling Stockholder may offer and sell pursuant to this Prospectus and the aggregate number of shares of common stock to be beneficially owned by each Selling Stockholder upon completion of the offering made hereby. Because the Selling Stockholders may sell all or a portion of the Shares at any time and from time to time after the date hereof, no estimate can be made of the number of shares of common stock that each Selling Stockholder may retain upon completion of the offering made hereby. To our knowledge, none of the Selling Stockholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.



                                                  Number of Shares                           Number of Shares
                                                    Beneficially         Number of          Beneficially Owned
                                                        Owned          Shares Offered           after Sale
Selling Stockholders                                                       Hereby
                                                                                             Number          %
Robert D. Antolini                                        30,500            25,000              5,500       *
Michael Vecchio                                           20,000            20,000                  0      ----
Joseph Vecchio                                            30,000            30,000                  0      ----
John F. Northway, Sr. Trust 7-23-83                       20,000            10,000             10,000       *
Gary R. Kaiser TTEE                                        7,000             5,000              2,000       *
Gary R. Kaiser Revocable TR DTD
11-19-97 as amended
Peter Douglas Wierenga                                    10,000            10,000                  0      ----
Thomas M. Hyatt and                                        2,500             2,500                  0      ----
Patti L. Hyatt JT Ten
William A. Lawson                                          5,000             5,000                  0      ----
Peter Noor and Marcia A. Noor JT Ten                       2,500             2,500                  0      ----
Edward D. Stuursma Trust dtd 12-2-93                       2,500             2,500                  0      ----
Craig T. Newhof and Susan J. Newhof                        2,500             2,500                  0      ----
Annette Provenzano                                         2,500             2,500                  0      ----
Nordruk Partners Inv Co.                                  24,800            20,000              4,800       *
F. Jack Meyering TTEE                                      5,000             5,000                  0      ----
F. Jack Meyering Trust DTD 11-27-89
Paul C. Drueke and MaryJo Drueke                           5,000             5,000                  0      ----
The Clifford Dirkes Trust 1995                            35,000            10,000             25,000       *
Dr. Mohamed M. Haque                                      15,000            10,000              5,000       *
Charles H. Campbell Family Partnership, Ltd.              15,000            15,000                  0      ----
Robert Gordon ^ Grandchildren's Trust                     24,700            10,000             14,700       *
                ---------------
Richard A. Levy and Susan Cohen Levy                      38,000            10,000             28,000       *
Richard Hoving Jr. and Darlene Hoving Joint                2,500             2,500                  0      ----
Warburg Pincus Emerging Growth Fund                      200,000           200,000                  0      ----
Teleos Fund, LP^                                          11,500             9,100              2,400       *
Teleos Strategies, Ltd                                   108,500            85,900             22,600       *
                                                                            ------
                                                                           500,000
----------------------------------
*   Less than 1%.


                              Plan of Distribution

         The Selling Stockholders or their pledgees may sell or distribute some or all of their Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on the Nasdaq National Market System, privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in a combination of such transactions or by any other legally available means. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This Prospectus also may be used, with our consent, by donees of the Selling Stockholders, or by other persons acquiring the Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. To the extent required, we will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of donees of Selling Stockholders and any other material information with respect to the plan of distribution not previously disclosed.

         The Selling Stockholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the Selling Stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between the Selling Stockholders and any underwriter, broker, dealer or other agent relating to the sale or distribution of the Shares.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the common stock for a period of up to five business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the common stock.

         We will pay substantially all of the expenses incident to the offering of the Shares by the Selling Stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. The Selling Stockholders may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the Selling Stockholders and any such underwriters and controlling persons of such underwriters against certain liabilities, including certain liabilities under the Securities Act.

         If Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this Prospectus relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this Prospectus, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in such supplement if any such Shares are purchased.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                          Description of Capital Stock

         Our authorized capital stock consists of 40,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share, of which 49,587 shares are designated as Cumulative Convertible Preferred Stock. At April 30, 1999, 14,336,684 shares of common stock were issued and outstanding and no shares of preferred stock were issued or outstanding, except for 27,180 shares of Cumulative Convertible Preferred Stock.

         Common Stock. The issued and outstanding shares of our common stock are, and the Shares being offered hereby are, validly issued, fully paid and non-assessable. The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our Board of Directors may from time to time determine. We have not paid any dividends and do not expect to pay cash dividends on our common stock in the foreseeable future. All shares of common stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by our shareholders. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The shares have no pre-emptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding-up of the Excalibur, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution to shareholders.

         Preferred Stock. Our Board of Directors has the authority to issue 1,000,000 shares of preferred stock in one or more series and to fix the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each series, including, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the shareholders. Our shares of Cumulative Convertible Preferred Stock are convertible into shares of common stock at the rate of ten shares of common stock per share of Cumulative Convertible Preferred Stock. Holders of the Cumulative Convertible Preferred Stock are entitled to receive cumulative dividends at $0.50 per share per annum payable annually on April 1, if declared by our Board of Directors, in cash or shares of common stock (as determined by the Board), valued at the lower of $1.00 per share or the market price on the date of declaration. In the event of voluntary liquidation, dissolution or winding-up of Excalibur, or upon any distribution of assets, whether voluntary or involuntary, holders of the Cumulative Convertible Preferred Stock would have a liquidation preference of $10.00 per share, plus accrued and unpaid dividends. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock and could, among other things, have the effect of delaying, deferring or preventing a change in control of Excalibur without further action by our shareholders. We have no present plans to issue any shares of preferred stock or additional Cumulative Convertible Preferred Stock.

         Certain Anti-Takeover Provisions. As of April 30, 1999, we had approximately 22,503,738 unreserved shares of common stock, 950,413 shares of preferred stock and 22,407 shares of Cumulative Convertible Preferred Stock available for future issuance without further shareholder approval. The existence of our authorized but unissued capital stock, together with the possible continued voting control by Allen & Company (see "Risk Factors - Voting Control by Principal Shareholder"), could discourage an acquisition of Excalibur that is deemed undesirable by our Board of Directors. Under our stock option plans, as amended, in the event of a change in control, stock appreciation rights and limited stock appreciation rights outstanding for at least six months, as well as any stock options which are not then exercisable, would become fully exercisable and vested. Our option plans may have the effect of significantly increasing the costs of acquiring Excalibur in a hostile takeover. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any person who becomes a 15% stockholder, under certain circumstances, within three years after such person became an "interested shareholder." Because Allen & Company Incorporated's stock ownership in the Company, which otherwise would cause it to be such an "interested stockholder," predates the 1987 effective date of Section 203, Allen is not subject to the prohibitions of such Section.

         Transfer Agent. The transfer agent and registrar for our common stock] is American Securities Transfer, Inc. of Denver,
Colorado.


                                  Legal Matters

         The validity of the issuance of the shares of common stock offered hereby and certain other matters will be passed upon for us by Heller Ehrman White & McAuliffe, New York, New York.


                                     Experts

         The financial statements as of and for the year ended January 31, 1999 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended January 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The audited financial statements of Excalibur Technologies Corporation as of January 31, 1998 and for each of the two years in the period ended January 31, 1998 incorporated by reference in this Prospectus and registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses in connection with the issuance of the securities being registered, all of which will be paid by the Registrant pursuant to contractual obligations, are as follows:

SEC Registration Fee......................................................2,093
Printing Expenses.........................................................5,000
Accounting Fees and Expenses.............................................10,000
Legal Fees and Expenses..................................................15,000
Miscellaneous............................................................ 5,000
                                                                         ------

             Total..................................................... $37,093
             ======                                                     =======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware General Corporation Law. Section 145(a) of the Delaware General Corporation Law (the "GCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

         Section 145(b) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

         Section 145 of GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, such officer or director shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of is or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

         Certificate of Incorporation and Bylaws. The Registrant's By-laws provide, pursuant to Section 145 of the General Corporation Law of the State of Delaware, for indemnification of officers, directors, employees and agents of the Registrant and persons serving at the request of the Registrant in such capacities within other business organizations against certain losses, costs, liabilities and expenses incurred by reason of their position with the Registrant or such other business organizations.


ITEM 16.  EXHIBITS

The following exhibits are filed as part of this Registration Statement.

Exhibit
Number                                          Description

2.1 Agreement and Plan of Merger Between Excalibur, Excalibur Acquisition Corporation and ConQuest
             Software, Inc., dated July 5, 1995. (1)
2.2 Agreement of Merger Between Excalibur, EXCA Acquisition Corporation and Interpix Software Corporation dated May 2, 1997. (2)
5.1          Opinion of Heller Ehrman White & McAuliffe, counsel to the
             Registrant.*
23.1         Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.2         Consent of Arthur  Andersen LLP,  Independent  Accountants.*
23.3         Consent of Heller Ehrman White & McAuliffe  (included in Exhibit
             5.1).*
24.1 Powers of Attorney (included as part of signature page of this Registration Statement).*
                       ------------------------------------

*        Previously filed.

(1)      Incorporated herein by reference to Form 8-K, filed August 4, 1995.

(2) Incorporated herein by reference to Form 10-K for the year ended January 31, 1998, filed April 23, 1998.


         ITEM 17.  UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Vienna, Commonwealth of Virginia, on the ^ ninth day of ^ July, 1999.

                       EXCALIBUR TECHNOLOGIES CORPORATION

                            By: /s/ Patrick C. Condo
                                Patrick C. Condo
                                Chief Executive Officer and President

                                                                   ^


Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities ^ indicated on July 9, 1999.




             SIGNATURE                                     CAPACITY                           DATE


     /s/ Patrick C. Condo                         President, Chief Executive Officer and   ^ July 9, 1999
------------------------------                                                               -------
          Patrick C. Condo                        Director (Principal Executive Officer)

                ^*                                Chairman of the Board                    ^ July 9, 1999
--------------------------------                                                             -------
          Donald R. Keough

                ^*                                Chief Financial Officer, Secretary and   ^ July 9, 1999
--------------------------------                                                             -------
          James H. Buchanan                       Treasurer (Principal Financial Officer
                        and Principal Accounting Officer)

                ^*                                Director                                 ^ July 9, 1999
--------------------------------                                                             -------
          Richard M. Crooks, Jr.

                ^*                                Director                                 ^ July 9, 1999
          John S. Hendricks

                *                                 Director                                 ^ July 9, 1999
-------------------------------                                                              -------
          W. Frank King III

                *                                 Director                                 ^ July 9, 1999
          John J. McMillian

                ^*                                Director                                 July 9, 1999
          Philip J. O'Reilly


*By:      /s/ Patrick C. Condo
                  Patrick C. Condo
                   Attorney-in-fact ^


                                  EXHIBIT INDEX

Exhibit
Number                                          Description

2.1 Agreement and Plan of Merger Between Excalibur, Excalibur Acquisition Corporation and ConQuest
             Software, Inc., dated July 5, 1995. (1)
2.2 Agreement of Merger Between Excalibur, EXCA Acquisition Corporation and Interpix Software Corporation dated May 2, 1997. (2)
5.1          Opinion of Heller Ehrman White & McAuliffe, counsel to the
             Registrant.*
23.1         Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.2         Consent of Arthur  Andersen LLP,  Independent  Accountants.*
23.3         Consent of Heller Ehrman White & McAuliffe  (included in Exhibit
             5.1).*
24.1 Powers of Attorney (included as part of signature page of this Registration Statement). ^*

--------------------------------------------------------------------------------

*        Previously filed.

(1) Incorporated herein by reference to Form 8-K, filed August 4, 1995.

(2) Incorporated herein by reference to Form 10-K for the year ended January 31, 1998, filed April 23, 1998.



^

                                  EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


         We hereby consent to the incorporation by reference in this Amendment No. 1 to the Registration ^ Statement on Form S-3 (File #333-79955) of our report dated March 30, 1999 relating to the ^ financial statements and financial statement schedules, which appears in ^ Excalibur Technologies Corporation's Annual Report on Form 10-K for the year ^ ended January 31, 1999. We also consent to the references to us under the ^ heading "Experts" in such Registration Statement.


PricewaterhouseCoopers LLP
McLean, Virginia
^ July 9, 1999







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